Exhibit 99.4

BAOZUN INC.
(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: BZUN; HKEX Stock Code: 9991)

Form of Proxy for Extraordinary General Meeting
to be held on Friday, October 21, 2022 (Hong Kong time)
(or any adjourned meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the board of directors of Baozun Inc., a Cayman Islands exempted company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares, par value US$0.0001 per share, of the Company (the “Ordinary Shares”) to be exercised at the extraordinary general meeting of the Company (the “EGM”) to be held at 17/F, Building B, No. 1-9, Lane 510, West Jiangchang Road, Shanghai, China, on Friday, October 21, 2022 at 10:00 a.m., Hong Kong time (or 10:00 p.m. on Thursday, October 20, 2022, New York time), and at any adjourned meeting thereof, for the purposes set forth in the accompanying notice of EGM.

Only the holders of record of the Ordinary Shares at the close of business on Monday, October 3, 2022, Hong Kong time, as the record date (the “Ordinary Shares Record Date”) are entitled to notice of and to vote at the EGM. In respect of the matters requiring shareholders’ vote at the EGM, each Class A ordinary share, par value US$0.0001 per share, is entitled to one vote, and each Class B ordinary share, par value US$0.0001 per share, is entitled to ten votes. The quorum of the EGM is one or more shareholders holding shares which represent, in aggregate, not less than one-tenth (1/10) of the votes attaching to all issued and outstanding Ordinary Shares and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote the Ordinary Shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the EGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the Ordinary Shares for the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the EGM. However, if any other matter properly comes before the EGM, or any adjourned meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) for holders of Ordinary Shares or American Depositary Shares (the “ADSs”), by submitting a written notice of revocation or a fresh Form of Proxy or a fresh Voting Card for ADSs, as the case may be, bearing a later date, which must be received by the deadlines for returning the Forms of Proxy or Voting Cards of ADSs set forth above, or (ii) for holders of Ordinary Shares only, by attending the EGM and voting in person at the EGM.

You may instruct your proxy to vote some or all of the Ordinary Shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your Ordinary Shares in the same way on any resolution. In this case, please specify in the voting boxes the number of Ordinary Shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

If two or more persons are jointly registered as holders of an Ordinary Share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant Ordinary Shares. The senior holder should sign this Form of Proxy, but the names of all other joint holders should be stated on this Form of Proxy in the space provided.

To be valid, this Form of Proxy must be completed, signed and returned to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong as soon as possible no later than 10:00 a.m. on October 19, 2022, Hong Kong time to ensure your representation at the EGM.

BAOZUN INC.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(NASDAQ Ticker: BZUN; HKEX Stock Code: 9991)

Form of Proxy for Extraordinary General Meeting

to be held at 17/F, Building B, No. 1-9, Lane 510, West Jiangchang Road, Shanghai, China,
on Friday, October 21, 2022 at 10:00 a.m. (Hong Kong time)
(the “Extraordinary General Meeting” or “EGM”)
(or any adjourned meeting thereof)

I/We of, being the registered holder of Class A ordinary shares1, par value US$0.0001 per share, and Class B ordinary shares1, par value US$0.0001 per share, of Baozun Inc. (the “Company”), hereby appoint the Chairman of the Extraordinary General Meeting2 or (name) of (address) as my/our proxy to attend and act for me/us at the Extraordinary General Meeting (or at any adjourned meeting thereof) of the Company, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit3.

No.	RESOLUTIONS	FOR[3]	AGAINST[3]	ABSTAIN[3]
1.	BY WAY OF AN ORDINARY RESOLUTION, that subject to the Listing Rules, the granting of a share issuance mandate to the board of directors of the Company to issue, allot or deal with unissued Class A ordinary shares and/or ADSs not exceeding 20% of the total number of issued Shares as of the date of passing of this ordinary resolution be approved.

2.	BY WAY OF AN ORDINARY RESOLUTION, that subject to the Listing Rules, the granting of a share repurchase mandate to the board of directors of the Company to repurchase Class A ordinary shares and/or ADSs not exceeding 10% of the total number of issued Shares as of the date of passing of this ordinary resolution be approved.

3.	BY WAY OF AN ORDINARY RESOLUTION, that subject to the Listing Rules and conditional upon passing of resolution numbers 1 and 2 above, the general mandate referred in resolution number 1 be extended by the addition thereto of the total number of Class A ordinary shares and/or ADSs bought back by the Company pursuant to the general mandate referred in resolution number 2, provided that such amount shall not exceed 10% of the number of the issued Shares as of the date of passing of this resolution.

4.	BY WAY OF AN ORDINARY RESOLUTION, that the Non-exempt CCT and the proposed annual caps, details of which are set out in the Circular be approved, ratified and confirmed, and any one Director, for and on behalf of the Company, be authorized to execute, and where required, to affix the common seal of the Company to, any documents, instruments or agreements, and to do any acts and things deemed by him or her to be necessary, expedient or appropriate in order to give effect to and implement the Non-exempt CCT.

5.

BY WAY OF AN ORDINARY RESOLUTION, that the adoption of the 2022 Plan with effect from the Effective Date be approved, and the Directors be authorized to do all acts and to enter into all such transactions, arrangements and agreements as may be necessary or expedient in order to give full effect to the 2022 Plan, including without limitation:

(a)

to administer or authorize a committee of the Board to administer the 2022 Plan under which Awards will be granted to the Eligible Individuals (as defined in the 2022 Plan) under the 2022 Plan to subscribe for the Shares and the ADSs of the Company, including but not limited to determining and granting the Awards in accordance with the terms of the 2022 Plan;

(b)	to modify and/or amend the 2022 Plan from time to time provided that such modification and/or amendment is effected in accordance with the terms of the 2022 Plan and subject to the Listing Rules;

(c)

to allot and issue from time to time such Shares which shall not in aggregate exceed 10% of the total number of Shares outstanding as at the date of approval of the 2022 Plan by the Shareholders (the “Scheme Mandate Limit”), as may be required to be allotted and issued pursuant to the exercise of the Awards under the 2022 Plan and subject to the Listing Rules;

(d)

 to allot and issue to Service Providers (as defined in the 2022 Plan) from time to time such Shares which shall not in aggregate exceed 3% of the Scheme Mandate Limit, as may be required to be allotted and issued pursuant to the exercise of the Awards under the 2022 Plan and subject to the Listing Rules; and

(e)	to consent, if it so deems fit and expedient, to such conditions, modifications and/or variations as may be required or imposed by the relevant authorities in relation to the 2022 Plan.

6.	BY WAY OF A SPECIAL RESOLUTION, that the Fifth Amended and Restated Memorandum and Articles of Association currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Sixth Amended and Restated Memorandum and Articles of Association, incorporating the amendments set out in Appendix III of the Circular, with effect from the Effective Date.

Dated _________________, 2022	Signature(s)[4]

1	Please insert the number of shares registered in your name(s) to which this Form of Proxy relates. If no number is inserted, this Form of Proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided. If any proxy other than the Chairman of the Extraordinary General Meeting is preferred, strike out the words “the Chairman of the Extraordinary General Meeting or” and insert the name and address of the proxy desired in the space provided. Any alteration made to this Form of Proxy must be initialed by the person(s) who sign(s) it.

3	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for.” If you wish to vote against a particular resolution, tick the appropriate box marked “against.” If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain.” If you do not complete this section, your proxy will vote or abstain at his/her discretion.

4	This Form of Proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.

5	Please refer to the circular for EGM and the accompanying notice of EGM for details of each of the resolutions.

6	Unless otherwise specified, terms defined in this Form of Proxy shall have the same meanings as those set out in the circular for EGM.